UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of December 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Lisbon, December 14th 2006

Reuters:        EDPP.IN/EDP.N

Bloomberg:  EDP PL/EDP US

INVESTOR RELATIONS

DEPARTMENT

Miguel Viana, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Ricardo Farinha

Phone +351 210012834

Fax:   +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

EDP ACQUIRES AGRUPACIÓN EÓLICA AND CEASA’S

RENEWABLES ASSETS IN FRANCE AND SPAIN

Today, NEO - Novas Energías do Ocidente, S.A. (“NEO”), EDP’s 100%-owned subsidiary for the renewables business, signed agreements for the acquisition of 100% of the share capital of Tarcan, B.V., Ceasa Promociones, S.A. and Agrupación Eólica, S.A., a group of companies hereinafter designated as “Agrupación Eólica”. The current transactions were made for an aggregate equity value of €346 million. The net financial debt of these companies is expected to amount, in aggregate, as of the end of 2006, to approximately €64 million (out of which €23 million in shareholders loans). This operation is not subject to prior regulatory approval and is therefore concluded as of today.

Agrupación Eólica operates in the renewable energies sector in the French and Spanish markets and has a portfolio of 1,199 MW of wind capacity, out of which 155 MW are fully operational, 52 MW are under construction and 992 MW are in different stages of development. Approximately 50% of the pipeline is located in France, an attractive market for wind power development with significant growth potential. The Spanish projects of the pipeline are mostly located in the region of Aragón but also in Castilla y León and Cataluña.

Agrupación Eólica owns a portfolio of high quality assets with an average number of working hours for the operational wind farms located in Spain of approximately 3,100 hours/year, considerably above the average for the sector, which stands, according to publicly available information, at around 2,250 hours/year.

EDP – Energias de Portugal, S.A.     Listed Company     Head Office: Praça Marquês de Pombal,12     1250-162 Lisboa     Portugal Share Capital € 3 656 537 715     Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500 697 256

The strategic rationale behind this operation is based on: (i) the creation of a platform to grow in the French market leveraging on the current team of Agrupación Eólica; (ii) the consolidation of NEO’s position in the Spanish market; and (iii) the acquisition of a company with high quality assets and experienced local management teams.

ABN AMRO and Espírito Santo Investment acted as advisors to this transaction, which represents another step for the completion of the investment plan presented by EDP for renewable energies, namely in wind power generation.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.     Listed Company     Head Office: Praça Marquês de Pombal,12     1250-162 Lisboa     Portugal Share Capital € 3 656 537 715     Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 14, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer